Exhibit (a)(1)(K)
DATE: July 19, 2006
FOR IMMEDIATE RELEASE
AMERICAN MEDICAL SYSTEMS EXPECTS TO COMPLETE FINANCING
MINNEAPOLIS, MN, July 19, 2006 — American Medical Systems Holdings, Inc. (NASDAQ: AMMD), the global leader in providing pelvic health solutions to urologists and gynecologists, announced today that it expects to close its senior secured credit facility today, Wednesday, July 19, 2006. The proceeds from the facility will be used to fund a portion of its tender offer to acquire all of the outstanding shares of Laserscope at a purchase price of $31.00 net per share, pursuant to an Agreement and Plan of Merger, dated June 3, 2006, between American Medical Systems Holdings, Inc. and Laserscope. The tender offer will expire at 12:00 midnight, central time, on Wednesday July 19, 2006, unless further extended, and the Company does not anticipate extending the tender offer further to complete its senior secured credit facility.
About American Medical Systems
American Medical Systems, headquartered in Minnetonka, Minnesota is a diversified supplier of medical devices and procedures to cure erectile dysfunction, benign prostatic hyperplasia, incontinence, menorrhagia, prolapse and other pelvic disorders in men and women. These disorders can significantly diminish one’s quality of life and profoundly affect social relationships. In recent years, the number of people seeking treatment has increased markedly as a result of longer lives, higher quality-of-life expectations and greater awareness of new treatment alternatives. American Medical Systems’ products reduce or eliminate the incapacitating effects of these diseases, often through minimally invasive therapies. The Company’s products were used to provide approximately 170,000 patient cures in 56 countries during 2005. More information about AMS can be found on its website at www.AmericanMedicalSystems.com.
About Laserscope
Laserscope designs, manufactures, sells and services an advanced line of minimally invasive medical products worldwide including medical laser systems and related energy delivery devices for the office, outpatient surgical center and hospital markets. More information about Laserscope can be found on its website at www.Laserscope.com.
Additional Information
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Laserscope. American Medical Systems Holdings, Inc. has filed a tender offer statement with the Securities and Exchange Commission (SEC) and Laserscope has filed a solicitation/recommendation statement with respect to the offer. Laserscope shareholders are advised to read the tender offer statement regarding the acquisition of Laserscope referenced in this news release, and the related solicitation/recommendation statement. The tender offer statement and the solicitation/recommendation statement contain important information that should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of Laserscope at no expense to them. These documents will also be available at no charge on the SEC’s web site at www.sec.gov. Shareholders may also obtain copies of these documents without charge by requesting them from Laserscope, Inc. in writing at 3070 Orchard Drive, San Jose, CA 95134, or by phone at 408-943-0636.

Contact:	Carmen Diersen
Executive Vice President and Chief Financial Officer
952-930-6495
Carmen.Diersen@AmericanMedicalSystems.com

Marty Emerson
President and Chief Executive Officer
952-930-6334
Marty.Emerson@AmericanMedicalSystems.com